EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	9/30/2015	9/30/2015
EARNINGS
Income Before Income Taxes	$189,517	$201,434	$157,801	$252,615	$235,268	$289,255	$266,632
Fixed Charges (as below)	174,965	168,003	168,656	167,362	158,990	153,707	115,931
Total Earnings	$364,482	$369,437	$326,457	$419,977	$394,258	$442,962	$382,563

FIXED CHARGES
Interest Expense	$104,465	$97,665	$102,739	$97,710	$93,475	$90,409	$68,889
Credit for Allowance for Borrowed Funds Used During Construction	8,500	7,838	4,717	9,752	8,015	5,798	3,917
Estimated Interest Element in Lease Rentals	62,000	62,500	61,200	59,900	57,500	57,500	43,125
Total Fixed Charges	$174,965	$168,003	$168,656	$167,362	$158,990	$153,707	$115,931

Ratio of Earnings to Fixed Charges	2.08	2.19	1.93	2.50	2.47	2.88	3.29